Mail Stop 0308

September 22, 2005

Patrick M. Montalban
c/o Corporate Creations Network, Inc.
8375 South Eastern Avenue, #200-47
Las Vegas, NV 89123

> **Re: Majestic Oil & Gas, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 6, 2005**
> **File No. 333-125539**

Dear Mr. Montalban:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In some places in your prospectus you use terms that are industry specific jargon. For example, you use the terms PV-10 and Mcf. Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

2. Our comments are keyed to your page numbers. You begin your page numbers again when you present the report of the public accountant. This numbering carries forward until the end of your prospectus to include non-financial matters. Consequently, our comment page references may appear out of order, but are in accordance with the manner in which you submitted your prospectus. It is customary for the financial statements to have its own numbering system. Typically we see these pages identified as F-1, F-2 or similar

designation and then the page numbers pick up sequentially from the last page numbers prior to the public accountants report. Please revise your disclosure accordingly as the present manner of page numbering may confuse investors.

3. Please revise throughout your prospectus to add language that reflects the uncertainty facing you in almost every aspect of your business and this offering. For example, see "The Offering" on page 7 where you state that the selling shareholders will sell their shares at $.10 until your shares are quoted on the OTC Bulletin Board. Please revise this disclosure to include language that there is no assurance that a market for your shares will develop even if your shares are quoted on the OTC Bulletin Board.

Outside Front Cover of Prospectus

4. If your intent is to cease filing reports under Exchange Act as soon as you may become eligible to do so, please disclose this fact on your prospectus cover page. We may have further comments after reviewing your response.

Summary Information and Risk Factors, page 6

Business, page 6

5. Prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company and quantify the amount of funding you will need to raise over the next 12 months to continue in business.

6. We note that you state Altamont Oil and Gas, Inc. is an affiliate of your President. On page 9 of the Auditor's report it appears that your President owns and manages Altamont. If your President owns and manages Altamont please revise your disclosure to reflect this fact rather than referring to the relationship in terms of an affiliate.

7. Please revise to briefly state your business in this section. Presently the same disclosure is repeated in the business section on page 24 and the relationship section on page 31.

8. In view of the affiliated relationship between your CEO and Altamont, and given the participation of you and Altamont in the exploration, development, acquisition and operation of gas properties, please disclose whether you have a policy or an agreement on how you will handle conflicts of interest between the two entities. Also disclose how will you determine which company will develop a prospect and how the cost and profits are to be distributed between you and Altamont?

The Offering, page 7

9. Please expand your disclosure to include the disclosure that the selling shareholders intend to sell the shares underlying the warrants for $.25 per share. Please advise us why and how the selling shareholders propose to sell the same class of securities at two different prices.

10. Please revise to include the disclosure that your stock will be considered penny stock and the impact of your being considered penny stock.

Financial Summary, page 7

11. You make reference to a financial summary. There does not appear to be a financial summary included in your disclosure. Please advise or revise.

Risk Factors, page 8

12. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- Competition in the natural gas industry is intense,… page 9

- If capital is not available,… page 10

- There is a high degree of risk that unproved gas properties … page 11

- We may incur costs of environmental … page 11

- Certain Nevada corporation law provisions… page 13

In addition, revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide. See as examples, Natural gas prices are volatile….page 8 and Our operations… on page 10.

Please note these are examples only. Review your entire risk factor section and revise as necessary.

After December 31, 2005 we will not be obligated to file, … page 13

13. Please revise your risk factor to more clearly state that you are required to file reports for one full year after your registration statement become effective and your ability to cease filing

Exchange Act filings is contingent upon you having less than 300 shareholders at the time you apply to the Commission to cease filing .

Use of Proceeds, page 14

14. Please expand your disclosure to include the amount and the use of proceeds that you would receive if the selling securities holders exercise their warrants.

Selling Securities Holders, page 15

15. Is any selling stockholder a broker-dealer? If so, identify that shareholder as an underwriter.

16. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true:

   a. The seller purchased the securities to be resold in the ordinary course of business; and

   b. At the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

   Alternatively, disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

17. We note that you believe that selling shareholders have sole voting and investment power with respect to the securities indicated. We also note that you have listed the principal of companies that hold securities. Please more clearly disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by each selling stockholder. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

Plan of Distribution, page 18

18. We note that you disclose several potential transactions under which donees, pledgees, transferees and other successors-in-interest of the selling stockholders may offer and sell the shares of common stock under this prospectus. Please note that your registration statement must identify all selling stockholders and provide Item 507 of Regulation S-B information with respect to all selling stockholders. If the donees, pledgees, assignees or other successors-in-interest plan to use this registration statement, they must be identified and Item 507 information must be provided. Supplementally, confirm your understanding of this obligation. Please be advised that you may add or substitute selling stockholders through the use of Rule 424(b) prospectus supplements if certain conditions are satisfied. For additional guidance, refer to July 1997 Telephone Interpretations, B.81 and H.3.

Description of Securities, page 22

19. You state that the outstanding shares of common stock are fully paid and non-assessable. This is a legal conclusion that only your counsel may make. Please revise.

Business, page 24

20. Please discuss how you set the price for your securities to be sold in this offering.

21. We note your discussion concerning the Lake Frances Prospect. Please revise your disclosure to detail how this prospect relates to your business.

22. Please include a discussion in your disclosure concerning the limits on the amount of time your officers and directors have to spend on your business affairs and operations.

Government Regulation, page 26

23. We note your disclosure concerning regulation of the exploration and production on federal land. If the two wells that you have an interest in are on federal land or you intend to engage in activities on federal lands please revise your prospectus, including your summary, your description of business and your Management's Discussion and Analysis and Plan of Operations, to reflect this fact.

Management's Discussion and Analysis and Plan of Operations, page 30

24. Please note that Item 303(b)(1)(i) of Regulation S-B requires, as applicable, a discussion of any known trends, or uncertainties that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, the likely trend in oil and gas prices. Please revise to discuss any known trends or

uncertainties. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Competition, page 28

25. This disclosure is duplicate disclosure of your disclosure on page 25 under the same heading. Please delete.

Government Regulation, page 28

26. This disclosure is duplicate disclosure of your disclosure on page 26 under the same heading. Please delete.

Certain Relationships and Related Party Transactions, page 31

27. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Disclose the business purpose of the transactions.

Recent sale of unregistered securities, page 23

28. We note that you sold 1,640,000 shares and warrants at a price of $.10. Please revise your disclosure to provide the date of this transaction.

Board Compensation, page 34

29. We note that the board members do not receive any cash compensation. If true, please revise your disclosure to clarify that they do not receive any other compensation except expenses to attend meetings.

Part II

Item 28. Undertakings

30. Please include in your disclosure the undertaking found at Item 512 (a)(1)(iii) of Regulation S-B.

31. If you anticipate requesting acceleration of the effective date of your registration, you are required to include the undertakings found at Item 512 (e) of Regulation S-B.

Signatures, page 26

32. The language preceding your signatures is not as provided in the Form SB-2. Please revise to use the exact language as it appears in the Form.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Ruggiero, Staff Accountant at (202) 551-3331or Will Choi, Accounting Branch Chief, at (202) 551- 3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael T. Williams
        Williams Law Group, P.A.
        Via Fax (813) 832-5284